777 106th Ave. N.E

Bellevue, WA 98004

October 13, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn: Erin Donahue, Staff Attorney

Re:   PACCAR Inc

Form 10-K for Fiscal Year Ended December 31, 2021

File No. 001-14817

Dear Ms. Donahue:

This letter responds to the letter dated September 16, 2022, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) for PACCAR Inc (the “Company” or “PACCAR”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter and, to facilitate your review, the Company has reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the 2021 Form 10-K, as indicated.

Form 10-K for Fiscal Year Ended December 31, 2021

Risk Factors, page 10

1.

Your response to prior comment two states that your primary transition risks related to climate change are meeting changing customer demand and achieving your science-based targets. However, it does not appear that disclosure in your Form 10-K addresses these risks in the context of climate change. Please revise to provide disclosure that specifically addresses the transition risks you have identified related to climate change and their impact to your business, operations, and financial condition.

October 13, 2022

Response: The Company intends to add the following Risk Factor (or similar text) to its Annual Report on Form 10-K for 2022:

Transition Risks Related to Climate Change. The Company has ongoing product development programs intended to address changing customer demand in the context of climate change and achieve its targeted reductions in emissions. These involve the continuing development of compliant clean diesel powertrains and the design, manufacture, and sale of alternative powertrain commercial vehicles (e.g., battery-electric, hybrid, hydrogen fuel cell, and hydrogen combustion). The pace of transition from diesel combustion to alternative powertrain commercial vehicles is highly uncertain and will be influenced by:

•	the success of the Company’s research and development programs

•	customer demand for alternative powertrain vehicles

•	advancements in battery-electric, hydrogen fuel cell, and hydrogen combustion technology

•	the cost of batteries, hydrogen fuel cells and liquid hydrogen

•	global regulations requiring the use of alternative powertrain vehicles and/or providing incentives to facilitate the transition to alternative powertrain commercial vehicles

•	investments in energy and power infrastructure (e.g., renewable power supply, electric charging services, hydrogen supply and distribution) in key markets, as well as the associated utility costs

•	the ability of the supply chain to deliver components, including commodities and raw materials that are unique to alternative powertrain commercial vehicles

•	the success of new and existing competitors in developing and selling alternative powertrain commercial vehicles

The Company believes that its current strategies, programs, and resources are sufficient to address changes in customer demand in the context of climate change and to meet its emissions reduction targets. If the Company is not successful in addressing the risks noted above, there may be a material adverse impact on its business, operations, and financial condition.

To clarify the response to prior comment two, the Company’s assessment through the filing of the 2021 Form 10-K was that the transition risks of changing customer demand and achieving PACCAR’s science-based targets were, to the extent material, addressed in the Risk Factors in the 2021 Form 10-K.

October 13, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.

In response to prior comment four, you detail various statutory and regulatory requirements governing emissions relevant to your business and operations. You also state that you have set emissions targets to meet the goals of the Paris Agreement. Consistent with our prior comment, please revise your disclosure to identify legislation, regulations, and international accords related to climate change.

Response: The Company intends to add the following Risk Factor (or similar text) to its Annual Report on Form 10-K for 2022:

Emissions Requirements and Reduction Targets. PACCAR’s operations and products are subject to extensive statutory and regulatory requirements governing greenhouse gas and non-greenhouse gas emissions. These include standards imposed by the U.S. Environmental Protection Agency (EPA), the European Union, U.S. state regulatory agencies (such as the California Air Resources Board), regulatory agencies in other international markets where the Company operates, and non-binding international accords related to climate change. The primary laws and regulations are the EPA’s Greenhouse Gas Emissions Standards and Fuel Efficiency Standards for Medium and Heavy-Duty Engines and Vehicles, the Regulation of the European Parliament and of the Council on the Monitoring and Reporting of CO2 Emissions from Fuel Consumption of New Heavy-Duty Vehicles, and the Heavy-Duty Omnibus Regulation of the California Air Resources Board. PACCAR established its science-based greenhouse gas emission reduction targets to meet the goals of the Paris Agreement. The Company continually monitors developments in emissions and climate change-related laws and regulations in the markets in which the Company conducts business.

The Company’s product planning through 2030 is aligned with these statutory and regulatory requirements, and uses a climate change scenario analysis to limit global warming to below 2°C. Even without legislation to reduce greenhouse gas emissions, PACCAR expects to continue to significantly invest in technologies to improve fuel efficiency for its customers, which would also reduce greenhouse gas emissions.

PACCAR expects that climate change-related laws, regulations, and international accords will continue to evolve. The Company cannot reasonably predict whether future laws, regulations, and international accords could materially increase its environmental compliance costs, alter its product development strategy, or impact its business, financial condition, or results of operations.

October 13, 2022

The Company also intends to revise the Business section of its Annual Report on Form 10-K for 2022 to identify or cross-reference the legislation, regulations, and international accords noted above. Although this comment was made with respect to Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), the Company believes that the proposed new disclosures are responsive to the requirements of the Risk Factors and Business sections and will supplement the prior disclosures regarding environmental laws and regulations in those sections.

3.

Your responses to prior comments five and eight appear to suggest that you are incurring material amounts of capital expenditures and compliance costs related to reducing environmental impacts and emissions compliance with increases expected in future periods. Please further explain to us how you considered providing quantitative disclosure regarding past and future capital expenditures for climate-related projects and compliance costs related to climate change. In addition, as your response states that you do not categorize amounts incurred as “climate-related” and “not climate-related,” please describe your consideration of the disclosure requirement per Item 101(c)(2)(i) of Regulation S-K.

Response: The Company discloses its past and future capital investments and R&D expenses on an aggregate annual basis, with additional narrative disclosure to explain the objectives of these investments to investors. This includes disclosure in the 2021 Form 10-K that PACCAR will continue to fund capital and R&D projects to meet future emissions and certification requirements through the introduction of new technologies to its engines and exhaust after-treatment systems and will increase its investment in clean diesel and zero emissions powertrain technologies.

The Company determined the estimates noted in its August 30, 2022 response letter (i.e., the proportion of capital investments and R&D expenses directly or indirectly related to climate-related projects and the proportion of R&D expenses directly or indirectly related to emissions compliance) as part of its participation in CDP’s non-binding disclosure initiative. This was done in response to evolving, open-ended inquiries from CDP that required management’s subjective judgment to assess direct and indirect relationships to climate change and emissions compliance. There was no authoritative guidance or other published financial reporting standards to define these relationships or classify these expenses. These estimates could also change based on climate-related reporting methodologies under development. The Company established these estimates after filing the 2021 Form 10-K. PACCAR currently believes that disclosure of this wide range of quantitative estimates would not provide meaningful information to investors.

October 13, 2022

Item 101(c)(2)(i) of Regulation S-K calls for disclosure, to the extent material to an understanding of the Company’s business as a whole or any of its segments, of the material effects that compliance with government regulations, including environmental regulations, may have on the capital expenditures, earnings, and competitive position of the Company. The 2021 Form 10-K states that the Company complies with applicable laws and regulations and, as noted above, that it will continue to fund capital and R&D projects to meet future emissions and certification requirements through the introduction of new technologies to its engines and after-treatment systems. This disclosure cross-references information in the MD&A and the corresponding financial statements, including disclosures regarding anticipated future capital investments and R&D expenses, costs incurred relating to environmental activities in the fiscal years reported in the financial statements, and the current expectation that future environmental cleanup costs would not have a significant effect on the Company’s consolidated financial position. In view of PACCAR’s long history of meeting and exceeding emissions requirements and the fact that its competitors are subject to the same requirements, the Company considered the totality of the disclosures in the Business section, the information cross-referenced to the MD&A, and the corresponding financial statements and believes that the 2021 Form 10-K is responsive to the requirements of Item 101(c)(2)(i) of Regulation S-K.

4.

We note your response to prior comment six does not provide all of the requested information. Please more fully describe the indirect consequences of climate-related regulation or business trends, including the specific items noted in our comment, and tell us how you concluded whether they were material.

Response: To supplement the Company’s response to prior comment six and the information in the 2021 Form 10-K, the Company’s responses to the specific items noted by the Staff are set forth under the bullets below. The Company has not experienced a material impact to its business, financial condition, or results of operations as a result of the indirect consequences of climate-related regulation or business trends for the periods covered by the 2021 Form 10-K or in 2022 to date. As a manufacturer of heavy-duty commercial vehicles and diesel combustion engines, the indirect consequences of climate-related regulation and business trends overlap significantly with the matters discussed in connection with the transition from diesel-powered to alternative powertrain commercial vehicles in response to comment one and prior comment two.

October 13, 2022

•	decreased demand for goods that produce significant greenhouse gas emission or are related to carbon-based energy sources;

•	increased demand for goods that result in lower emissions than competing products;

The Company has not experienced a decrease in demand for its diesel combustion vehicles in favor of alternative powertrain commercial vehicles during the periods covered by the 2021 Form 10-K. Sales of alternative powertrain commercial vehicles represented less than one percent of the Company’s total truck sales during these periods, as higher prices and limited applications (such as local delivery, refuse and port operations) currently temper demand for these products. PACCAR has experienced an increase in interest in zero emissions vehicles that are appropriate for customers’ operational, financial, and environmental goals. The first two Risk Factors of the 2021 Form 10-K under the subheadings Commercial Truck Market Demand is Variable and Competition and Prices disclose the variable demand in the commercial truck market and that the Company operates in a highly competitive environment. The discussion in these Risk Factors addresses material adverse impacts to PACCAR if it does not develop competitive products to meet future customer demand, including potential changes in demand related to emissions from diesel-powered vehicles.

The Company is aware that environmental regulations and evolving customer preferences may shift demand from diesel combustion to alternative powertrain commercial vehicles in the medium to long term. The focus and scale of PACCAR’s capital and R&D budgets are guided by management’s assessment of the opportunities and risks associated with this transition. The Company’s Risk Factor in response to comment one will address changing customer demand as part of the transition from diesel combustion to alternative powertrain commercial vehicles.

•	increased competition to develop new products that result in lower emissions;

PACCAR operates in a highly competitive market and its future financial results will reflect its ability to develop, manufacture, and market competitive products that meet future customer demand. The Company has invested in technologies that reduce greenhouse gas emissions such as next generation diesel engines, natural gas and biofuel engines, and zero emissions battery-electric and hydrogen fuel cell powertrains. PACCAR is aware that its competitors are also developing lower emissions diesel and alternative powertrain commercial vehicles and that other companies are attempting to enter the alternative powertrain commercial vehicle market.

October 13, 2022

The Company’s first two Risk Factors in the 2021 Form 10-K under the subheadings Commercial Truck Market Demand is Variable and Competition and Prices disclose the competitive risks facing PACCAR, including increased competition resulting from new technologies (“Demand for commercial vehicles may also be affected by the introduction of new vehicles and technologies by the Company or its competitors”). When considering this Risk Factor and the limited market for alternative powertrain commercial vehicles in the near term, the Company concluded that additional disclosure specific to alternative powertrain commercial vehicles, as distinct from competition in all other aspects of PACCAR’s business, would not be material for purposes of the 2021 Form 10-K.

•	increased demand for generation and transmission of energy from alternative energy sources;

The Company is not aware of any material impact on its business, financial condition or results of operations related to an increased demand for generation and transmission of energy from alternative energy sources. Sales of alternative powertrain commercial vehicles have represented less than one percent of the Company’s total truck sales, and PACCAR has not experienced a material decrease in customer demand for diesel vehicles in favor of alternative powertrain vehicles. When considering these factors for purposes of the 2021 Form 10-K, the Company concluded that its disclosures in the Business section under the ENVIRONMENTAL AND SUSTAINABILITY LEADERSHIP heading (regarding its investments in alternative fuel technologies) and Risk Factors (regarding variable customer demand and the highly competitive environment in which the Company operates) appropriately addressed any material indirect consequences regarding demand for energy derived from alternative sources.

PACCAR is aware that significant public and private investments in alternative energy generation, storage, and distribution will be required to support the adoption of alternative powertrain commercial vehicles in the medium to long term. The Company’s Risk Factor in response to comment one will address investments in energy and power infrastructure, as well as the impact of associated utility costs, as part of the transition to alternative powertrain commercial vehicles.

•	Any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

As described in the response to prior comment six, the Company does not anticipate any material reputational risks resulting from emissions of its diesel combustion products that are distinct from such risks affecting the industry generally.

October 13, 2022

5.

We note your response to prior comment seven and reissue in part. Please include the quantification requested by our comment on an aggregate basis, rather than as a quantitative example, for each of the periods covered by your Form 10-K and those subsequent to year-end.

In addition, your response states that you recognize the potential of physical risks to your production facilities and supply chains from severe weather. Please provide us with additional detail explaining how you considered providing disclosure regarding the potential for the physical effects of climate change to affect your operations and results and possible indirect financial and operational impacts to you from disruptions to the operations of your customers from severe weather.

Response: The Company has not experienced any physical effects of climate change that were material to its operations and financial results during the periods covered by the 2021 Form 10-K or in 2022 to date. PACCAR’s expenses to (i) repair weather-related damages to its property and operations, and (ii) upgrade its facilities and/or replace equipment in preparation for potential severe weather, totaled approximately $0.1 million in 2019, $1.8 million in 2020, $4.0 million in 2021, and $6.9 million in 2022 to date. These amounts represent, or are expected to represent, less than 0.1 percent of the Company’s annual Truck, Parts and Other expenses for each period. The Company did not experience any measurable weather-related production losses during these periods other than the 2021 Texas winter storm described in response to prior comment seven (substantially all such losses were covered by insurance).

When considering whether to include additional disclosure regarding the potential for the physical effects of climate change in the 2021 Form 10-K, the Company evaluated the absence of material physical effects of climate change to date, the geographic distribution of the Company’s manufacturing and distribution facilities, the geographic proximity of the Company’s suppliers to its primary manufacturing facilities, the breadth of the Company’s supply base, management’s determination that PACCAR’s facilities are located in areas that are not significantly likely to experience a material increase in weather-related disruptions due to climate change, the scope of the Company’s casualty and business interruption insurance, and PACCAR’s financial resources to respond to future severe weather events. When considering the totality of these factors, the Company believes the Risk Factor disclosure in the 2021 Form 10-K (“Unexpected events, including natural disasters, extreme weather events, or global pandemics, may increase the Company’s cost of doing business or disrupt the Company’s or its suppliers’ operations.”) addressed the Company’s risks. In light of the Staff’s comment, the Company intends to add the following (or similar text) to this Risk Factor in its Annual Report on Form 10-K for 2022:

The likelihood or severity of these unexpected events may increase due to the effects of climate change.

October 13, 2022

6.

We note your response to prior comment nine. Beyond your purchase of European Union Allowances in 2021, please also provide us with quantitative information related to your purchase of carbon credits or offsets for the other periods for which financial statements are presented in your Form 10-K, and for the sale of carbon credits or offsets, if applicable. Please also tell us about any planned future period transactions.

Response: The Company did not purchase any carbon credits or offsets in 2019 and purchased carbon credits or offsets in amounts of approximately €0.02 million in 2020, €0.75 million in 2021, and €0.61 million in 2022 to date. PACCAR has not purchased carbon credits or offsets other than European Union Allowances during these periods. These purchases represent less than 0.1 percent of the Company’s annual Truck, Parts and Other expenses for each period. There are no material transactions in carbon credits or offsets currently planned for future periods.

If you have any further comments or questions regarding this letter, please contact me at (425) 468-7154.

Sincerely,

/s/ Harrie Schippers
Harrie Schippers President and Chief Financial Officer

cc:	Allison Handy, Perkins Coie LLP

Andrew Bor, Perkins Coie LLP